UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
NEW MOUNTAIN FINANCE CORPORATION

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
647551100

(CUSIP Number)

Steven B. Klinsky
New Mountain Finance Corporation
787 Seventh Avenue
New York, NY 10019
(212) 720-0300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 19, 2016

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 4,592,364
SHARES BENEFICIALLY	8	SHARED VOTING POWER 893,413*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 4,592,364
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 893,413*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,485,777*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

*The Steven B. Klinsky Trust holds 133,456 of the shares shown above and the Steven B. Klinsky Non-GST Exempt Trust holds 759,957 of the shares shown above.

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 133,456
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 133,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky Non-GST Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 759,957
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 759,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,957
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Adam B. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 60,359.657
SHARES BENEFICIALLY	8	SHARED VOTING POWER 893,413*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 60,359.657
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 893,413*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,772.657
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

* This number represents a total of 133,456 shares held in the Steven B. Klinsky Trust and 759,957 shares held in the Steven B. Klinsky Non-GST Exempt Trust, both of which the Reporting Person is a trustee.

This Amendment No. 10 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011, Amendment No. 2 thereto filed on October 3, 2012, Amendment No. 3 thereto filed on October 23, 2012, Amendment No. 4 thereto filed March 28, 2013, Amendment No. 5 thereto filed on June 28, 2013, Amendment No. 6 thereto filed on July 18, 2013, Amendment No. 7 thereto filed on November 1, 2013, Amendment No. 8 thereto filed on February 18, 2014 and Amendment No. 9 filed on October 15, 2015 (collectively, the “Schedule 13D”), initially filed by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust, the Steven B. Klinsky Non-GST Exempt Trust, and Adam J. Collins with respect to the common stock, par value $0.01 per share (“Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.
ITEM 2. IDENTITY AND BACKGROUND
Items 2(a) – (c) and 2(f) of Schedule 13D are hereby amendment and restated in their entirety as follows:
(a) - (c) and (f). This Statement is being filed by Steven B. Klinsky, the Steven B. Klinsky Trust (the “Klinsky Trust”), the Steven B. Klinsky Non-GST Exempt Trust (the “Exempt Trust”) and Adam B. Weinstein (collectively, the “Reporting Persons”)1
Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer of New Mountain Capital, L.L.C. (“New Mountain Capital”) and is the Chairman of the Board of Directors of the Issuer. Mr. Klinsky is a citizen of the United States of America.
Each of the Klinsky Trust and the Exempt Trust is a New York trust. Mr. Klinsky is the investment trustee and Mr. Weinstein is the trustee of both the Klinsky Trust and the Exempt Trust.
Mr. Weinstein is a Managing Director of New Mountain Capital and is a citizen of the United States of America.
The principal business address of each of the Reporting Persons is 787 Seventh Avenue, New York, NY 10019.
The Reporting Persons have entered into a joint filing agreement, dated as of October 15, 2015, a copy of the which was attached as Exhibit 99.1 to Amendment No 9 on October 15, 2015.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following:

Since December 15, 2015 through February 19, 2016, Steven B. Klinsky, the Klinsky Trust and the Exempt Trust acquired, either in open market purchases or through the Issuer’s dividend reinvestment plan, an aggregate of 1,000,545.77 shares of the Issuer’s Common Stock using Mr. Klinsky personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer’s Common Stock.
Since December 15, 2015 through February 9, 2016, Adam B. Weinstein acquired, either in open market purchases or through the Issuer’s dividend reinvestment plan, an aggregate of 3,624.429 shares of the Issuer’s Common Stock using Mr. Weinstein’s personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer’s Common Stock. either

ITEM 4.    PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following:
Mr. Klinsky, the Klinsky Trust, the Exempt Trust and Mr. Weinstein purchased the shares of Common Stock based on the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) – (b). With respect to each Reporting Person, the aggregate percentage of shares of Common Stock reported beneficially owned by such person named herein is based upon 63,880,437 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 26, 2016 and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock by such Reporting Person (but not by any other Reporting Person). The aggregate number of shares of Common Stock to which this Statement relates is 5,546,136.657 shares of Common Stock, constituting approximately 8.7% of the outstanding shares of Common Stock of the Issuer.
With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.
Item 5(c) of the Schedule 13D is hereby amended to add the following:

Other than the open market purchases of the shares of the Issuer’s Common Stock by Mr. Weinstein and Mr. Klinsky described below, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Name of Purchaser	Date	Number of Shares	Price Per Share	Aggregate Purchase Price
Steven B. Klinsky	December 15, 2015	130,678	$12.9226	$1,688,699.52
Steven B. Klinsky	December 16, 2015	5,072	$12.9943	$65,907.09
Steven B. Klinsky	December 16, 2015	41,246	$13.1806	$543,647.03
Steven B. Klinsky	December 17, 2015	45,317	$13.1924	$597,839.99
Adam B. Weinstein	February 9, 2016	2,600	$11.42	$29,692
Steven B. Klinsky	February 11, 2016	99,975	$11.36	$1,135,716.00
Steven B. Klinsky	February 11, 2016	500	$11.3946	$5,697.30
Steven B. Klinsky	February 12, 2016	200,000	$11.685	$2,337,000.00
Steven B. Klinsky	February 12, 2016	50,000	$11.73	$586,500.00
Steven B. Klinsky	February 16, 2016	84,780	$11.7157	$993,257.05
Steven B. Klinsky	February 17, 2016	200,000	$12.0179	$2,403,580.00
Steven B. Klinsky	February 18, 2016	46,195	$12.041	$556,233.99
Steven B. Klinsky	February 19, 2016	18,344	$12.0488	$221,023.19

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 4, 2016

Steven B. Klinsky

/s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST

By:    /s/ Steven B. Klinsky
Name: Steven B. Klinsky

STEVEN B. KLINSKY NON-GST EXEMPT TRUST

By:    /s/ Steven B. Klinsky
Name: Steven B. Klinsky

Adam B. Weinstein

/s/ Adam B. Weinstein